Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264145

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 7 DATED JULY 22, 2024
TO THE PROSPECTUS DATED APRIL 26, 2024

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund, dated April 26, 2024 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2024 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) July 22, 2024

ARES STRATEGIC INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY	10167
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sale of Equity Securities.

During July 2024, Ares Strategic Income Fund (the “Fund”) sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on July 22, 2024. The purchase price per Class I common share equaled the Fund’s net asset value (“NAV”) per Class I common share as of June 30, 2024. The offer and sale of the Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During July 2024 (number of shares finalized on July 22, 2024)	9,396,170	$257.9

Item 8.01  Other Events.

Net Asset Value

The NAV per share of each class of the Fund as of June 30, 2024, as determined in accordance with the valuation policies and procedures of Ares Capital Management LLC, the Fund’s investment adviser, was as follows:

NAV as of June 30, 2024
Class I	$27.45
Class S	$27.45
Class D	$27.45

As of June 30, 2024, the Fund’s aggregate NAV was approximately $3.5 billion, the fair value of its portfolio investments was approximately $5.4 billion, and it had approximately $1.4 billion of debt outstanding. The Fund’s debt-to-equity ratio as of June 30, 2024 was 0.40x.

July 2024 Distributions

As previously disclosed, on May 10, 2024, the Fund announced the declaration of regular monthly distributions for each class of the Fund’s common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01976	$0.19454
Class D	$0.21430	$0.00581	$0.20849

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on July 31, 2024 and will be paid on or about August 23, 2024.

The July 2024 distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

Portfolio and Business Commentary

As of June 30, 2024, the Fund had investments in 394 portfolio companies with total fair value of approximately $5.4 billion. As of June 30, 2024, 97% of the debt investments at fair value in the Fund’s portfolio were floating rate. As of June 30, 2024, based on fair value, the Fund’s portfolio investments consisted of the following:

As of June 30, 2024
Portfolio Investments
First lien senior secured loans	90.3%
Second lien senior secured loans	2.7
Senior subordinated loans	1.5
Corporate bonds	0.2
Collateralized loan obligations	1.6
Commercial mortgage-backed securities	0.1
Private asset-backed investments	1.4
Preferred equity	1.2
Other equity	1.0
Total	100.0%

As of June 30, 2024, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of June 30, 2024
Industry
Software and Services	20.7%
Health Care Services	10.9%
Capital Goods	10.5%
Consumer Services	9.7%
Financial Services	8.4%
Commercial and Professional Services	7.7%
Insurance Services	6.3%
Media and Entertainment	4.0%
Retailing and Distribution	3.3%
Materials	3.0%

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $7.5 billion of its Common Shares, pursuant to a registered offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration
Registered Offering:
Class I	40,541,865	$1,101.8
Class S	22,843,095	$620.3
Class D	3,384,761	$91.9
Private Placements
Class I	73,705,508	$1,975.7
Class S	—	—
Class D	—	—
Total Registered Offering and Private Placements*	140,475,229	$3,789.7

*Amounts may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: July 22, 2024

	By:	/s/ SCOTT C. LEM
	Name:	Scott C. Lem
	Title:	Chief Financial Officer and Treasurer

Please retain this Supplement with your Prospectus.